Room 4561

August 31, 2006

Deborah K. Fulton, Esq., Senior Vice President
Midway Games, Inc.
2704 West Roscoe Street
Chicago, IL 60618

        RE: Midway Games. Inc.
                Registration Statement on Form S-3
                File No. 333-136272
                Filed on August 3, 2006

Dear Ms. Fulton:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1. A presentation of detailed information about circumstances in which the conversion rate of the notes will be changed does not appear to be consistent with the requirements of Rule 421(d) and Item 501 of Regulation S-K. Please revise to inform investors concisely that the conversion rate may be changed in circumstances you describe at the pages of the prospectus that are cross-referenced.

Selling Securityholders

2. With respect to the shares to be offered for resale by all of the selling

securityholders who are legal entities, please disclose the individual or individuals who exercise the voting and dispositive powers. Refer to Interp. I.60 of Telephone Interp. Manual (July 1997) and Interp.4S of Reg. S-K section of 3/99 Supp. to Manual.

3. Disclose whether any of the selling securityholders are registered broker-dealers. Be advised that all selling securityholders who are registered broker dealers who did not receive their securities as compensation for investment banking or similar services should be identified as underwriters.

Incorporation By Reference

4. You should not incorporate by reference the definitive proxy statement, since it is not on the list of items required or permitted to be incorporated. Refer to Item 12 of Form S-3. If the definitive proxy materials are filed within 120 days of the year end, the applicable portions of the definitive proxy statement will be incorporated into and part of the Form 10-K, which is already incorporated by reference. See Interpretation 2S of the Exchange Act Rules section of the March 1999 supplement to the publicly available telephone interpretations manual that may be found at www.sec.gov. Revise as appropriate.

Part II – Information Not Required in Prospectus

Exhibits

Legality Opinion

5. Revise to opine upon the due authorization of the shares of common stock.

Form 10-K for the fiscal year ended December 31, 2005

Item 9A   Controls and Procedures

Disclosure Controls and Procedures

6. You disclose that your disclosure controls and procedures were effective "to provide reasonable assurance that information about us and our subsidiaries, including the information required to be disclosed in our filings under the Securities Exchange Act of 1934, was reported within the time periods specified in the rules and forms of the SEC." Item 307 of Regulation S-K requires that your Chief Executive Officer and Chief Financial Officer evaluate the effectiveness of your disclosure controls and procedures as defined by paragraph (e) of 13a-15 or 15d-15. In this regard, your disclosure suggests that the disclosure controls and procedures that were evaluated by your Chief Executive Officer and Interim Financial Officer were narrower than the disclosure controls

and procedures defined by paragraph (e) of rules 13a-15 and 15d-15. Advise us as to whether Midway Games' disclosure controls and procedures were effective as defined in paragraph (e) of rules 13a-15 and 15d-15 for the year ended December 31, 2005 and confirm that Midway Games will evaluate its disclosure controls and procedures required by these rules in all future periodic reports. Revise your most recent quarterly report(s) on Form 10-Q as appropriate.

* * * *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act and Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jay Ingram at (202) 551-3397 with any questions. If you need further assistance, you may contact me at (202) 551-3462 or Barbara Jacobs, the Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: John T. Perugini, Esq.
   by facsimile at 312-782-8585